Exhibit 99.70

Abaxx Provides Corporate Update and Quarterly Development Activities

TORONTO, MAY 16, 2023 -- Abaxx Technologies Inc. (NEO:ABXX)(OTCQX:ABXXF) (“Abaxx” or the “Company”), a financial software and market infrastructure company, majority shareholder of the Abaxx Commodity Exchange (“Abaxx Singapore”), and producer of the SmarterMarkets™ Podcast, summarizes development activities over the past quarter and the general progress of the Company’s business plans.

Highlights:

●	Completed full systems integration and commenced operational readiness testing; completed first user acceptance testing (“UAT”) and progressed systems toward final completion of regulatory requirements in Q2.

●	Completed commercial onboarding of first clearinghouse settlement bank; signed collateral management services agreement with South East Asia’s largest bank by assets.

●	Continued to expand our engagement with commercial participants and clearing members across our first three futures product verticals: LNG, Carbon, and Battery Metals; LNG and Carbon contracts product development is complete.

●	Continued progress on the third and final stage of product development work on our first battery metals contract (consisting of industry comments, risk modeling, regulatory document submission, and filing); progressed precious metals contracts toward the third stage of product development.

●	Completed all key executive and senior management level hiring in Abaxx Singapore, and appointed remaining governance board members as announced on April 26, 2023.

●	Continued to finalize the development of the ID++ protocol and Abaxx Console Apps (Verifier, Sign, and Drive) for internal use within the Exchange and identified advanced use cases externally with key partners.

●	Continued progress on the strategic partner financing process for a non-brokered equity financing at Abaxx Singapore Pte. Ltd., the parent company of Abaxx Exchange Pte. Ltd. and Abaxx Clearing Pte. Ltd., with the goal of completion before submitting applications to draw down all final regulatory licenses.

The Company plans to host an investor call and presentation in conjunction with final US listing preparations over the coming weeks, to be announced separately.

Dear Shareholders,

Over the past quarter, the Company made significant progress toward a 2023 launch of the Abaxx Exchange and Clearinghouse in Singapore. Member engagement accelerated with key industry events in Q1 and the increased focus on solutions for problematic market structures across the European and Asian LNG markets, voluntary carbon markets, and global battery metals. We continue to work with market participants (trading, broker, and clearing firms) and our market infrastructure partners to prepare systems and complete regulatory requirements to ensure a successful launch. Onboarding of clearing firms is actively underway.

The Company remains on track to complete the final licensing application requirements at or near the end of Q2, subject to the successful completion of the Abaxx Singapore strategic financing for required reserve capital and regulatory approval.

Abaxx Exchange and Clearing Developments

Risk and Regulatory: The Company appointed a new Chief Risk Officer and appointed key governance board members of Abaxx Singapore and Abaxx Clearing in anticipation of the launch. As a result, all critical path elements of enterprise risk management, financial risk management, and technology risk management are expected to be completed within the first half of 2023. The Company maintains active engagement with the Monetary Authority of Singapore (“MAS”) to obtain Approved Clearing House (ACH), Approved Holding Company (AHC), and Recognised Market Operator (RMO) licenses once all remaining licensing conditions are met. Estimated timelines to complete the remaining processes have been shared with MAS.

Commercial: In addition to the close collaboration with global commodity trading firms, the Exchange is closely engaged with a core group of Clearing members at various stages of the onboarding process in anticipation of being exchange launch partners with Abaxx.

During the quarter, Abaxx Clearing entered into a collateral management services agreement with DBS Bank Limited (DBS), South East Asia’s largest bank by assets. The Agreement mandates DBS as the financial institution to provide collateral management services, including the establishment of bank accounts for (a) clearing members of Abaxx Clearing, and (b) Abaxx Clearing, and the collection of cash deposits, margins, and any other funds which constitute collateral movement between Abaxx Clearing and its clearing members. DBS was voted ‘World’s Best Bank’ by Euromoney, ‘Best Bank in the World’ by Global Finance, and ‘Global Bank of the Year’ by The Banker on multiple occasions, will provide critical services in managing collateral requirements, minimizing settlement risk, providing liquidity, and managing the settlement process.

Systems and Operations: In Q1 2023, the Company completed full integration of Exchange and Clearing applications and commenced final testing. Major exchange and clearing ISVs have progressed with integration and conformance testing. Details on approved ISVs will be shared at the operational readiness milestone. Staff resourcing and training are on track with operational readiness goals. All key roles in Operations and Risk have been filled, and the hiring and training of junior staff is in line with launch targets.

Infrastructure: In Q1 2023, significant milestones were achieved related to the testing of rapid deployment and configuration capabilities for the exchange stack, leveraging modern, automated, cloud-native processes. Abaxx’s Digital Product team has focused on implementing upgrades and improvements identified during integration testing, and feature roadmaps for post-launch have been defined. Infrastructure development has focused on hardening integrations, (enterprise-hardening) network and infrastructure, and IT processes. Quality engineering capabilities have been scaled to expand capacity for customer engagement and support inquiries during launch.

Exchange Product Development: Abaxx Exchange product development is typically managed in 3 stages: Stage 1: Problem identification and industry consultation; Stage 2: Scoping, designing, and drafting comprehensive delivery contracts; and Stage 3: Industry comments, risk modeling, regulatory document submission, and filing. Metals market development has progressed to Stage 3 for our first precious and battery metal contracts. The initial battery metals contract, subject to ongoing development work and regulatory review, is progressing at pace to include at launch along with our Carbon contract and three LNG contracts.

Abaxx Console Apps and ID++ Protocol: In Q1 2023, our product and engineering team launched Version 2 of the ID++ protocol. Version 2 introduces enhanced interoperability with stateless UTXO Distributed Ledger Technologies (DLTs), while maintaining robust support for stateful account models such as the Ethereum Virtual Machine (EVM). The updated protocol incorporates integrations for zero-knowledge Know Your Customer (KYC) procedures, refined peer-to-peer messaging, and cross-compatibility with existing OAuth standards; these features equip ID++ to tackle the complexities of securing digital identity and permissions in environments that utilize both centralized and decentralized networks. Integration into Verifier, Sign, and Drive is underway, as is the development of a new product, Issuer, designed to facilitate enterprise-client integrations.

Abaxx Corporate Update

Strategic Financing Process: The Company has continued progress on its strategic equity financing process with market partners at the Abaxx Singapore subsidiary level. We remain engaged with multiple institutions and are progressing through due diligence, finalizing terms, and finalizing timelines in preparation for a formal equity offering in Abaxx Singapore. The potential equity placement is described by the Company as “reserve capital” that will remain in separate accounts of Abaxx subsidiaries to meet minimum regulatory and runway capital requirements and future Abaxx Clearing risk-waterfall needs.

Secondary U.S. Listing Application: The Company also continued progressing in several aspects of preparation for a secondary listing application of Company shares on a U.S. stock exchange, subject to meeting all regulatory requirements.

The Corporation’s management team has been studying the potential benefits of an additional listing on a U.S. stock exchange. Based on the Corporation’s stage of development, certain developments in its industry, its observations regarding the market for its peers whose securities are listed on a U.S. stock exchanges, and also from discussions with both U.S.-based investment banks and other advisers, the Corporation believes that there may be potential benefits of a listing on a U.S. stock exchange, including:

●	A significantly larger pool of available capital

●	A greater average daily trading volume

●	A greater number of U.S. retail and institutional investors

●	A potential increase in market valuation

At-the-Market Equity Program: In April, Abaxx established an ATM Program which allows the Company to issue, at its discretion, common shares (the “Common Shares”) of the Company having an aggregate offering price of up to C$30 million to the public from time to time through the Agent.

The Company intends to use the net proceeds from the ATM Program for general corporate and working capital requirements, including to fund ongoing operations and/or working capital requirements, to repay indebtedness outstanding from time to time and to complete future acquisitions or for other corporate purposes. For more information about the ATM Program, please refer to our April 26th Press Release.

About Abaxx Technologies

Abaxx is a development-stage financial software and market infrastructure company creating proprietary technological infrastructure for both global commodity exchanges and digital marketplaces. The company’s formative technology increases transaction velocity, data security, and facilitates improved risk management in the majority-owned Abaxx Commodity Exchange (Abaxx Singapore Pte. Ltd.) - a commodity futures exchange seeking final regulatory approvals as a Recognized Market Operator (“RMO”) and Approved Clearing House (“ACH”) with the Monetary Authority of Singapore (“MAS”). Abaxx is a founding shareholder in Base Carbon Inc. and the creator and producer of the SmarterMarkets™ podcast.

For more information please visit abaxx.tech, abaxx.exchange and smartermarkets.media.

Media and investor inquiries:

Abaxx Technologies Inc.

Investor Relations Team

Tel: +1 246 271 0082

E-mail: ir@abaxx.tech

Forward-Looking Statements

This News Release includes certain “forward-looking statements” which do not consist of historical facts. Forward-looking statements include estimates and statements that describe Abaxx or the Company’s future plans, objectives, or goals, including words to the effect that Abaxx expects a stated condition or result to occur. Forward-looking statements may be identified by such terms as “seeking”, “believes”, “anticipates”, “expects”, “estimates”, “may”, “could”, “would”, “will”, or “plan”. Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties. Although these statements are based on information currently available to Abaxx, Abaxx does not provide any assurance that actual results will meet management’s expectations. Risks, uncertainties, and other factors involved with forward-looking information could cause actual events, results, performance, prospects, and opportunities to differ materially from those expressed or implied by such forward-looking information. Forward-looking information in this news release includes but is not limited to, Abaxx’s objectives, goals or future plans, statements, timing of the commencement of operations, and estimates of market conditions. Such factors include, among others: risks relating to the global economic climate; dilution; the Company’s limited operating history; future capital needs and uncertainty of additional financing; the competitive nature of the industry; currency exchange risks; the need for Abaxx to manage its planned growth and expansion; the effects of product development and need for continued technology change; protection of proprietary rights; the effect of government regulation and compliance on Abaxx and the industry; network security risks; the ability of Abaxx to maintain properly working systems; reliance on key personnel; global economic and financial market deterioration impeding access to capital or increasing the cost of capital; and volatile securities markets impacting security pricing unrelated to operating performance. In addition, particular factors which could impact future results of the business of Abaxx include but are not limited to: operations in foreign jurisdictions, protection of intellectual property rights, contractual risk, third-party risk; clearinghouse risk, malicious actor risks, third-party software license risk, system failure risk, risk of technological change; dependence of technical infrastructure, an inability to predict and counteract the effects of COVID-19 on the business of the Company, including but not limited to the effects of COVID-19 on the price of commodities, capital market conditions, restriction on labor and international travel and supply chains. Abaxx has also assumed that no significant events occur outside of Abaxx’s normal course of business.

Abaxx cautions that the foregoing list of material factors is not exhaustive. In addition, although Abaxx has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, or intended. When relying on Abaxx’s forward-looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Abaxx has assumed that the material factors referred to in the previous paragraph will not cause such forward-looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. The forward-looking information contained in this press release represents the expectations of Abaxx as of the date of this press release and, accordingly, is subject to change after such date. Readers should not place undue importance on forward-looking information and should not rely upon this information as of any other date. Abaxx does not undertake to update this information at any particular time except as required in accordance with applicable laws. The NEO Exchange does not accept responsibility for the adequacy or accuracy of this press release.

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